Exhibit 99.11

MANAGEMENT’S DISCUSSION AND ANALYSIS

This Management’s Discussion and Analysis (“MD&A”) of financial position and results of operations of Franco-Nevada Corporation (“Franco-Nevada”, the “Company”, “we” or “our”) has been prepared based upon information available to the Company as at August 8, 2011 and should be read in conjunction with the Company’s unaudited interim consolidated financial statements and related notes as at and for the six months ended June 30, 2011 and 2010.  The unaudited interim consolidated statements and MD&A are presented in US dollars and have been prepared in accordance with International Financial Reporting Standards (“IFRS”).

Readers are cautioned that the MD&A contains forward-looking statements and that actual events may vary from management’s expectations. Readers are encouraged to read the Cautionary Statement on Forward Looking Information at the end of this MD&A and to consult Franco-Nevada’s audited consolidated financial statements for the year ended December 31, 2010 and the corresponding notes to the financial statements which are available on the Company’s web site at www.franco-nevada.com and on SEDAR at www.sedar.com.

Additional information related to the Company, including the Company’s Annual Information Form, is available on SEDAR at www.sedar.com. The Company’s Annual Information Form contains detailed descriptions and maps of the Company’s producing and advanced royalty and stream assets.  For additional information, the Company’s website can be found at www.franco-nevada.com.

Our Business

Franco-Nevada is a gold-focused royalty and stream company with additional interests in platinum group metals (“PGMs”), oil & gas and other assets.  The majority of our revenues are derived from a diversified portfolio of high-quality properties located in North America operated by experienced operators. The Company also holds a pipeline of assets in the development or permitting stages which have the potential to generate future revenues and cash flow. As at August 8, 2011, the Company’s portfolio consists of over 340 interests, diversified over a range of commodities and stages from producing to exploration.

Our portfolio generates strong operating cash flow with lower exposure to operating and capital costs than operating companies. The portfolio also provides for direct leverage to commodity prices and the exploration potential of world-class ore deposits and mineral exploration trends where we have existing interests.  Management has been successful in both managing its portfolio and acquiring new royalties and streams.  We intend to utilize our cash flow to grow our portfolio and to pay dividends to shareholders. We believe that a diverse portfolio of interests provides our shareholders with a higher risk-adjusted return through the commodity cycle than direct operating interests.

Our Company and How We Operate

Franco-Nevada is a Canadian company headquartered in Toronto with additional offices in Denver, Perth and Barbados, all of which are used to manage our resource portfolio and pursue new investment opportunities. Franco-Nevada shares trade on the Toronto Stock Exchange under the symbol “FNV” and are part of the S&P/TSX Composite Index. Our shareholders consist of mostly large generalist institutional funds in Canada, the United States, Europe and Australia. Management and directors are significant shareholders, and are dedicated to the sustainable maximization of the Company’s share price, holding 4.5% of the common shares, or 5.6% on a fully diluted basis, as at August 8, 2011.  We currently operate with a small organization of up to twenty full-time employees and consultants. Our management team is made up of experienced and proven professionals some of whom have been continuously associated with our royalty, stream and investment portfolio for over twenty years. We operate with a flat management structure similar to that of a small merchant bank. As we do not have any material operational responsibilities, our focus is on new investments and our flat management structure allows many of our team members to take on multidisciplinary roles for corporate development opportunities. Our board of directors has significant experience in mining, oil & gas and corporate finance.

Our Vision and Business Model

Our vision is to be the leading gold-focused royalty and stream company dedicated to the maximization of shareholder value. We believe we can achieve this through sound management of our current portfolio and through accretive transactions using a long-term perspective. Our business model is to grow our portfolio with acquisitions of high quality, high margin assets limiting our downside exposure but retaining the full upside potential of higher commodity prices and/or new exploration discoveries.  Our growth strategy is predicated on increasing net asset value (“NAV”) on a per share basis, as we strongly believe that sustainable growth in per share NAV will be reflected in growth in our share price. Accordingly, NAV accretion per share is one of our key acquisition metrics. We are firm believers that maintaining a strong precious metals focus will allow us to preserve our premium valuation. However, we will remain vigilant for opportunities in all resource sectors. Maintaining and managing a diversified, high margin portfolio with low overheads provides the strong operating cash flow required to fuel organic growth. We believe in maintaining a strong balance sheet to allow us to be opportunistic in any environment.  We do not hedge any of our commodity exposures.

2011 Overview

Commodity prices

The market prices of gold and PGMs are the primary drivers of our profitability and ability to generate cash flow for our shareholders with in excess of 85% of our revenues and cash flow being generated by precious metals. Commodity prices have remained strong for the three and six months ended June 30, 2011 when compared to the three and six months ended June 30, 2010.  In fact, for the six months ended June 30, 2011, the gold price averaged $1,444 per ounce, a 25% increase over the average gold price for the six months ended June 30, 2010 of $1,152 per ounce and reached a high of $1,553 per ounce on June 22, 2011 (London PM fixed) and has continued to strengthen in July and August reaching an all time high of $1,693 per ounce on August 8, 2011 (London PM fixed), due to continuing economic and political uncertainties and continued weakness in the US dollar.

Platinum and palladium averaged $1,788 and $775 per ounce, respectively, in the first six months of 2011 which represented an increase of 12% and 66%, respectively, over the average prices for the same period of 2010. Oil prices averaged $95 per barrel for the six months ended June 30, 2011, compared to $78 per barrel for the comparable period in 2010, an increase of 23%.

The average gold price for the second quarter of 2011 was $1,504 per ounce compared with $1,196 per ounce for the second quarter of 2010, an increase of 26%. Platinum and palladium had average prices of $1,782 per ounce and $759 per ounce, respectively, for the three months ended June 30, 2011 compared with $1,630 per ounce for platinum and $495 per ounce for palladium in the second quarter of 2010.

Average Commodity Prices and Foreign Exchange Rates

Currency exchange rates

The Company’s performance is impacted by foreign currency fluctuations of the Canadian dollar, Mexican peso and Australian dollar relative to the US dollar. The largest exposure the Company has is with respect to the Canadian/US dollar exchange rate as the Company holds a significant amount of its assets in Canada and reports its results in US dollars. The US dollar remained weak against the Canadian dollar during the second quarter of 2011, mainly attributable to the low interest rates offered on US dollars and concerns about the level of US governmental borrowing and debt. In the quarter, the Australian dollar traded in a range of $1.0333 to $1.0966 against the US dollar. The effect of these strengthening currencies against the US dollar results in higher corporate administration, business development expenses and depletion on oil & gas interests for the Company.

Average Foreign Exchange Rates (CDN$/US$)

	2011	2010
Three months ended June 30	1.0335	0.9738
Six months ended June 30	1.0239	0.9673

Operating results

The second quarter of 2011 was the first full quarter in which the financial results of Gold Wheaton Gold Corp. (“Gold Wheaton”) were included in the Company’s operating results.  The transaction, whereby the Company acquired Gold Wheaton for a total purchase price of $1.1 billion, closed on March 14, 2011. The acquisition added five new streams to the Company’s portfolio increasing its exposure to gold and PGMs. The accompanying interim consolidated financial statements and this MD&A incorporate the results of the Gold Wheaton assets from March 14, 2011 to June 30, 2011.

The Company’s royalty and stream portfolio continues to perform strongly due to a combination of higher commodity prices, organic growth within the portfolio and new acquisitions.

Outlook for Remainder of 2011

The following contains forward-looking statements about our outlook for 2011. Reference should be made to the “Cautionary Statement on Forward-Looking Information” section at the end of this MD&A. For a description of material factors that could cause our actual results to differ materially from the forward-looking statements in the following, please see the Cautionary Statement, the “Risk Factors” section of this MD&A and the “Risk Factors” sections of our most recent Annual Information Form filed with the Canadian securities regulatory authorities on www.sedar.com.

The second quarter of 2011 was the first full quarter which included the financial results of the Gold Wheaton assets and is an indication of the expected performance for the second half of the year.  Overall Revenue is $179.5 million for the six months ended June 30, 2011 compared to $97.2 million in 2010.  In March 2011, we provided guidance with respect to fiscal 2011 Revenue of $325 million and $350 million using consensus commodity price assumptions of $1,400 gold, $1,750 platinum, $575 palladium and $80 oil.  We are pleased to report that our portfolio of assets is performing better than expected.  The growth in Revenue has been driven by higher commodity prices but also from acquisitions and organic growth within the portfolio.

With respect to our portfolio, the Company is updating its Revenue guidance for 2011 using the following commodity prices: $1,500 gold, $1,700 platinum, $750 palladium and $90 oil.  In particular,

•                  We expect Palmarejo will continue to be a material contributor to the Company’s Revenue for the balance of the year.

•                  At Stillwater, the Company expects to benefit from high average PGMs prices and the increased production guidance provided by the operator of 515,000 PGMs ounces.

•                  The Company continues to expect to be paid 11,200 ounces of gold in 2011 for its Gold Quarry royalty.

•                  The Sudbury Basin stream addition through the Gold Wheaton acquisition has performed very well, generating $25.4 million in revenue since March 14, 2011.  One of the three mines may begin to focus on less precious metals production but we cannot yet quantify the impact.

•                  Mine Waste Solution (“MWS”) is ramping up its third gold module.  However, some interruptions have occurred over environmental reporting concerns.

•                  The Ezulwini operation, where the Company has a 7% stream on gold production, is experiencing a slow ramp up in both production volumes and recovered grades.

However, the Company benefits from having a minimum ounce requirement in place for 2011.

•                  Our royalty on Kinross Gold’s Tasiast property is expected to begin generating revenue in the third quarter of 2011 as the 600,000 refined gold threshold was reached in mid-July.

To be consistent with prior guidance, the Company’s 2011 Revenue guidance is based on gross revenue and is before payment of $400 per gold equivalent ounce paid by the Company for each ounce under any of its stream agreements. Overall, the Company now estimates Revenue for 2011 to be between $375 million and $400 million using commodity price assumptions of $1,500 gold, $1,700 platinum, $750 palladium and $90 oil. Management is also assuming the continued steady state of operations from its other assets, not identified above.  The Company continues to expect that 85-90% of 2011 Revenue will be generated from precious metals assets.  On the same basis, this compares to 2010’s full year Revenue total of $227.2 million of which 76 % was from precious metal assets.

Business Developments

a)            Malartic Royalty Acquisition

On July 12, 2011, the Company acquired a 1.5% gross overriding metal royalty encompassing seven mining claims which comprise a portion of Oskiko Mining Corporation’s Canadian Malartic project. The purchase price was C$9.7 million payable by the issuance of 267,000 common shares of the Company.

b)            Central Ashanti Gold Royalty Acquisition

On June 29, 2011, the Company acquired for $35 million a 2% to 3% sliding scale net smelter return (“NSR”) royalty on all production from the Ayanfuri concession in Ghana from AngloGold Ashanti (Ghana) Limited.

Both of the above mentioned acquisitions are classified as asset acquisitions under IFRS.

c)             Credit Facility

On June 29, 2011, the Company terminated its credit facility and replaced it with a new $175 million credit facility expiring in June 2014.  The new credit facility is unsecured and provides increased flexibility for the Company, removes costly administrative requirements and is expected to result in lower ongoing costs.

d)                Dividend Policy

On March 25, 2011, the Board of Directors of the Company approved a plan to increase the monthly dividend to $0.04 per share effective July 2011. The Company’s annual dividend payments have increased from Cdn$0.24 per share ($0.22 per share) in 2008 to $0.48 on an annualized basis, an increase of approximately 90%. Shareholders can elect to receive their dividends in Canadian or US dollars.

e)        Quadra FNX Mining Ltd.

On January 5, 2011, Franco-Nevada acquired 56,464,126 common shares of Gold Wheaton from Quadra FNX Mining Ltd. (“Quadra FNX”), representing approximately 34.5% of Gold Wheaton’s outstanding common shares, for C$4.65 per share in cash. The Company topped up Quadra FNX’s total consideration to C$5.20 per share in cash on March 21, 2011, which was the same consideration received by Gold Wheaton shareholders.

f)  Gold Wheaton Acquisition

On March 14, 2011, the Company and Gold Wheaton completed a plan of arrangement pursuant to which Franco-Nevada acquired all of the issued and outstanding shares of Gold Wheaton that it did not already own and Gold Wheaton amalgamated with a wholly-owned subsidiary of the Company to form Franco-Nevada GLW Holdings Corp.

The Company issued 11,654,127 common shares and paid C$259.5 million in cash to shareholders of Gold Wheaton upon closing. In addition, the Company reserved for issuance an additional 6,857,448 common shares for the exercise of outstanding Gold Wheaton warrants and stock options.

On December 31, 2010, the Company acquired 10% secured notes of Gold Wheaton (the “Senior Secured Notes”) from third parties with an aggregate face value of C$100 million. The Senior Secured Notes were purchased for C$110 million plus accrued interest. The purchase price was equal to the price at which the holder of the note had the right to call the notes in the event of a change of control of Gold Wheaton. Notes with a face value of C$7 million remained outstanding to third parties following the closing of the acquisition of Gold Wheaton and were repaid on March 20, 2011.

The Gold Wheaton acquisition was accounted for as a business combination with the initial estimate of fair value as follows:

(in millions of US dollars):

Purchase Price:

Cash consideration, including Quadra FNX block and Senior Secured Notes	$677.7
Common shares issued	402.5
Warrants	28.6
Options	11.9
Original cost of common shares held in Gold Wheaton	9.6
Mark-to-market gain on common shares held in Gold Wheaton	11.0
$1,141.3

Net assets acquired:
Cash and cash equivalents	$190.8
Short-term investments	49.1
Receivables	48.4
Prepaid and other	2.7
Mineral interests	871.0
Note receivable	15.2
Investments	23.6
Accounts payable and accrued liabilities	(17.9)
Long-term liabilities	(7.9)
Future income taxes	(33.7)
$1,141.3

In determining fair value estimates, the Company retained SRK Consulting (US), Inc. (“SRK”) to conduct an independent valuation on Gold Wheaton’s stream interests. SRK used an income approach to valuing the stream assets which incorporated public information from the operators, consensus commodity pricing assumptions, and SRK and management’s best estimates and judgments related to resource conversion and NAV multiplier assumptions. For Gold Wheaton’s other assets and liabilities, the fair values were estimated from a combination of quoted prices, a review of carrying values and management’s best estimate.

During the six months ended June 30, 2011, the Company recorded a gain on acquisition of Gold Wheaton of $5.7 million which included $13.5 million in mark-to-market gains on the common shares held in Gold Wheaton prior to the acquisition, including the shares acquired from Quadra FNX. The mark-to-market gains were offset by the transactions costs of $7.8 million.

g)       Adoption of IFRS

The Company adopted IFRS effective January 1, 2011. The financial results discussed in this MD&A were prepared in accordance with IFRS, including relevant prior year comparative amounts.  Under IFRS, certain deferred tax balances, which arose from previous asset acquisitions, are removed from the carrying value of the related asset. As a result, the conversion to IFRS will result in lower depletion expense on these assets going forward on an annual basis.  In addition, the Company changed its accounting policy with respect to its Palmarejo and Hislop interests which eliminates the fair value changes that were being included in revenue in the statement of income under Canadian generally accepted accounting principles (“GAAP”). Palmarejo and Hislop are accounted for under the historical cost method under IFRS and are depleted on a units-of-production basis as is consistent with the Company’s other royalty and stream assets. For a discussion of our significant accounting policies, refer to note 2 of the Company’s interim consolidated financial statements for the six months ended June 30, 2011.

Non-IFRS Financial Measures — EBITDA, Adjusted EBITDA and Adjusted Net Income

With the transition to IFRS and the associated changes to the Company’s accounting policies, management has reviewed its previous non-GAAP financial metrics and determined that some of them no longer apply, specifically Royalty Revenue and Free Cash Flow, as the accounting for the Palmarejo and Hislop interests by the Company has changed significantly under IFRS.

EBITDA

EBITDA is a non-IFRS financial measure, which excludes the following from net income:

•                  Income tax expense;

•                  Finance costs;

•                  Finance income; and

•                  Depletion and depreciation.

Management believes that EBITDA is a valuable indicator of the Company’s ability to generate liquidity by producing operating cash flow to: fund working capital needs, service working interest capital requirements, fund acquisitions and dividend payments. Management uses EBITDA for this purpose. EBITDA is frequently used by investors and analysts for valuation purposes whereby EBITDA is multiplied by a factor of an “EBITDA multiple” that is based on observed or an inferred relationship between EBITDA and market valuations to determine the approximate total enterprise value of a company.

Adjusted EBITDA

Adjusted EBITDA is a non-IFRS financial measure, which excludes the following from net income:

•                  Income tax expense;

•                  Finance costs;

•                  Finance income;

•                  Foreign exchange gains and losses;

•                  Gains and losses on the sale of investments;

•                  Income and losses from equity investees;

•                  Impairment charges related to royalty and stream interests and investments; and

•                  Depletion and depreciation.

Management uses Adjusted EBITDA to evaluate the underlying operating performance of the Company as a whole for the reporting periods presented, and to assist with the planning and forecasting of future operating results. Management believes that Adjusted EBITDA allows investors and analysts to better evaluate the results of the underlying business of the Company. While the adjustments to net income in this measure include items that are both recurring and non-recurring, management believes that Adjusted EBITDA is a useful measure of the Company’s performance because foreign exchange, gains/losses on sale of investments and impairment charges do not reflect the underlying operating performance of our business and are not necessarily indicative of future operating results.

Adjusted Net Income

Adjusted Net Income is a non-IFRS financial measure, which excludes the following from net income:

•                  Foreign exchange gains and losses;

•                  Gains and losses on the sale of investments;

•                  Impairment charges related to royalty and stream interests;

•                  Unusual non-recurring items; and

•                  Impact of income taxes on these items.

Management uses Adjusted Net Income to evaluate the underlying operating performance of the Company as a whole for the reporting periods presented, and to assist with the planning and forecasting of future operating results. Management believes that Adjusted Net Income allows investors and analysts to better evaluate the results of the underlying business of the Company. While the adjustments to Net Income in this measure include items that are both recurring and non-recurring, management believes that Adjusted Net Income is a useful measure of the Company’s performance because foreign exchange, gains/losses on sale of investments and impairment charges do not reflect the underlying operating performance of our business and are not necessarily indicative of future operating results.

As noted, the Company uses these measures for its own internal purposes. Management’s internal budgets and forecasts do not reflect potential impairment charges, fair value changes or foreign currency translation gains or losses. Consequently, the presentation of these non-IFRS financial measures enables investors and analysts to better understand the underlying operating performance of our business through the eyes of management. Management periodically evaluates the components of these non-IFRS financial measures based on an internal assessment of performance metrics that it believes are useful for evaluating the operating performance of our business segments and a review of the non-IFRS measures used by analysts and other royalty/stream companies.

EBITDA, Adjusted EBITDA and Adjusted Net Income are intended to provide additional information to investors and analysts, do not have any standardized meaning under IFRS and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. EBITDA and Adjusted EBITDA exclude the impact of cash costs of financing activities and taxes, and the effects of changes in operating working capital balances, and therefore are not necessarily indicative of operating profit or cash flow from operations as determined under IFRS. Other companies may calculate EBITDA, Adjusted EBITDA and Adjusted Net Income differently.

(See “Non-IFRS Financial Measures - Reconciliation” for additional information).

Selected Financial Information

Selected quarterly financial information derived from the Company’s financial statements is set out below:

	For the three months ended June 30,				For the six months ended June 30,
(Expressed in millions of US			Variance				Variance
dollars, except per share amount)	2011	2010	$	%	2011	2010	$	%
Statement of Income and Comprehensive Income

Revenue	$106.3	$50.3	56.0	112%	$179.5	$97.2	82.3	85%
Cost of sales	18.5	6.8	11.7	172%	29.6	13.5	16.1	119%
Depletion and depreciation	37.3	22.8	14.5	64%	62.7	42.0	20.7	49%
Corporate administration and business development	5.2	4.4	0.8	18%	8.9	8.0	0.9	11%
Operating income	45.3	16.2	29.1	180%	78.2	33.7	44.5	132%
Net income	$33.3	$22.3	11.0	49%	$54.5	$37.3	17.2	46%
Basic earnings per share	$0.27	$0.20	0.07	35%	$0.45	$0.33	0.12	36%
Diluted earnings per share	$0.26	$0.19	0.07	37%	$0.44	$0.32	0.12	38%
Statement of Cash flows
Net cash provided by operating activities, before changes in non-cash assets and liabilities	$74.4	$33.5	40.9	122%	$117.1	$66.8	50.3	75%

	June 30, 2011	Dec 31, 2010	Jan 1, 2010
Balance Sheet
Cash and cash equivalents	$250.2	$413.9	$122.6
Short-term investments	33.0	133.8	377.5

Total assets	2,548.7	2,007.0	1,840.8

Deferred income tax liabilities	34.0	—	—

Total shareholders’ equity	$2,478.7	$1,980.6	$1,831.4

Working capital	$337.1	572.7	518.7

Debt	—	—	—

Selected quarterly financial information derived from the Company’s financial statements is set out below:

(Expressed in millions	Prepared in accordance with IFRS						Prepared in accordance with Canadian GAAP
of US dollars, except per share amounts)	Q2 2011	Q1 2011	Q4 2010	Q3 2010	Q2 2010	Q1 2010	Q4 2009	Q3 2009
Revenue	$106.3	$73.1	$74.9	$55.0	$50.3	$47.0	$80.4	$41.1
Cost and expenses	61.1	40.2	44.6	31.7	34.0	29.5	28.7	25.5
Operating income	45.3	32.9	30.3	23.3	16.2	17.4	51.7	15.6
Other income (expenses)	0.8	(2.6)	(4.9)	(6.4)	18.3	8.0	(9.8)	2.3
Income tax expense	12.8	9.1	10.1	6.8	12.2	10.4
Net Income	33.3	21.2	15.3	10.1	22.3	15.0	39.7	12.3

Basic earnings per share	$0.27	$0.18	$0.13	$0.09	$0.20	$0.13	$0.36	$0.11
Diluted earnings per share	$0.26	$0.18	$0.13	$0.09	$0.19	$0.13	$0.36	$0.11

Financial Performance:

Net Income

Net income for the three months ended June 30, 2011 was $33.3 million, or $0.27 per share, compared with $22.3 million, or $0.20 per share, for the three months ended June 30, 2010.  Net income for the six months ended June 30, 2011 was $54.5 million, or $0.45 per share, compared with $37.3 million, or $0.33 per share, for the six months ended June 30, 2010.  The increase in net income for both the quarter and year over year is attributable to a combination of factors ranging from higher commodity prices resulting in increased revenue, organic growth of the portfolio with new royalties generating revenue and the acquisition of new assets most notably Gold Wheaton which closed in March 2011.

Net Income Reconciliation — Q2 2010 to Q2 2011

(Expressed in millions of US dollars)

Net Income Reconciliation — First Half of 2010 to First Half of 2011

(Expressed in millions of US dollars)

37.3
82.2
5.7
22.2
20.7
16.1
8.5
1.7
1.5
54.5
First Half 2010 - Net Income
Revenue
Gain on acquisition of Gold Wheaton
Gain on sale of investments
Depletion and depreciation
Cost of sales
Foreign exchange gains/losses
Loss from equity investee
Other (net)
First Half 2011 - Net Income

Revenue

Revenue for the three months ended June 30, 2011 was $106.3 million compared to $50.3 million for the three months ended June 30, 2010, an increase of 112%.  In addition, Revenue in the second quarter of 2011 increased 45% over the first quarter of 2011, which was $73.1 million.

Quarterly Revenue by Commodity

(In accordance with IFRS accounting policies)

With the transition to IFRS and the acquisition of Gold Wheaton, the Company has revised its method for accounting for its stream assets. Revenue earned in the period is recorded prior to the per ounce deduction as outlined in the stream contracts. The per ounce cost for each ounce received has been included in cost of sales within costs and expenses on the statement of income and comprehensive income. The impact of this accounting policy is an increase to revenues with a corresponding increase to cost of sales. In addition, as part of the adoption of IFRS, the Company adopted an accounting policy with respect to the royalty and stream interests related to minimum payment provisions contained in the underlying contracts. Under IFRS, these minimum provisions within these current contracts are recorded at historical cost and depleted on a units-of-production basis. The impact of this accounting policy choice is the elimination of fair value fluctuations from revenue.

Gold revenue for the three months ended June 30, 2011 totaled $72.0 million compared to $33.9 million for the second quarter of 2010.  The largest contributors were Palmarejo, Goldstrike (NPI and NSR), MWS, Ezulwini and Gold Quarry which together accounted for 84 % of gold revenue for the three months ended June 30, 2011.  The second quarter of 2011 was the first full quarter for recognizing revenue from the five Gold Wheaton streams.  Revenue from the Gold Wheaton streams totaled $37.8 million which comprised 36% of total revenue for the quarter.  Revenue in the quarter from Palmarejo increased over the comparable period in 2010 due to higher production and higher average gold prices. For Gold Quarry, revenue was higher in the second quarter of 2011 when compared to the same period in 2010 due to a change in recognizing the minimum ounces. Effective January 1, 2011, the Company began recognizing the estimated minimum ounces throughout the year, whereas previously the true-up was recorded in the fourth quarter.

PGM revenue totaled $23.3 million for the three months ended June 30, 2011 compared to $3.3 million in the second quarter of 2010.  The large increase is not only attributable to the addition of the Gold Wheaton streams which generated $17.4 million in revenue in the quarter but also

Stillwater which saw a 78% increase in revenue over 2010 attributable to higher average PGM prices and higher production.

Oil & gas revenues totaled $9.3 million (or 9% of total revenue) for the three months ended June 30, 2011 and other mineral revenue totaled $1.7 million (2% of total revenue) for the same period.

Revenue Reconciliation — Q2 2010 to Q2 2011

(Expressed in millions of US dollars)

Revenue for the six months ended June 30, 2011 was $179.5 million compared to $97.2 million for the six months ended June 30, 2010, an increase of 85%.

Gold revenue totaled $124.7 million for the six months ended June 30, 2011 compared to $66.3 million for the six months ended June 30, 2010.  The largest contributors were Palmarejo, Goldstrike (NSR) and Gold Quarry which accounted for 60 % of the gold revenue for the first six months of 2011.  For the six months ended June 30, 2011, the Company recognized $46.6 million in revenue from the five Gold Wheaton streams it acquired in March 2011.  The increase in gold revenue was attributable to: (i) Palmarejo due to higher production and average gold prices; (ii) Gold Wheaton assets acquired in March 2011; (iii) Hollister and Goldstrike NSR, due to higher production levels and average gold prices; and (iv) Gold Quarry, due to a change in the recognition of the minimum ounces as discussed above.

PGM revenue totaled $33.2 million for the six months ended June 30, 2011 compared to $7.3 million for the six months ended June 30, 2010, an increase of 354%.  The large increase is not only attributable to the addition of the Gold Wheaton streams which generated $20.0 million in revenue in 2011 but also Stillwater which saw a 93% increase in revenue over 2010 due to higher production and higher average PGM prices. PGM revenue has surpassed oil & gas revenue as the Company’s second largest commodity revenue source.

Oil & gas revenues totaled $18.1 million (or 10% of total revenue) for the six months ended June 30, 2011 and other mineral revenue totaled $3.4 million (2% of total revenue) for the same period. Oil & gas revenues have decreased compared to 2010 due to one-time royalty audit findings adjustment of approximately $3 million, which was recorded in 2010.

Revenue Reconciliation — First Half of 2010 to First Half of 2011

(Expressed in millions of US dollars)

Revenue Composition

$50.3 million	$106.3 million

Revenue for the three months ended June 30, 2011 was earned 90% from precious metals (68% - gold and 22% - PGMs), 8% from oil & gas (5% - oil and 3% - gas) and 2% other minerals. This compares to 75% from precious metals (68% - gold and 7% - PGMs), 23% from oil & gas (19% - oil and 4% - gas) and 2% from other assets earned in the three months ended June 30, 2010.

The significant increase in precious metals is due to the acquisition of Gold Wheaton which has increased the Company’s exposure to precious metals through the five streams acquired.  In addition, four new properties are generating revenue that did not generate revenue in the three months ended June 30, 2010.

Revenue for the six months ended June 30, 2011 was earned 88% from precious metals (70% - gold and 18% - PGMs), 10% from oil & gas (7% - oil and 3% - gas) and 2% other minerals. This compares to 76% from precious metals (68% - gold and 8% - PGMs), 22% from oil & gas (15% - oil and 7% - gas) and 2% from other assets earned in the six months ended June 30, 2010.  The significant increase in precious metals is due to the acquisition of Gold Wheaton which has increased the Company’s exposure to precious metals through the five streams acquired.

The charts below indicate the components of Revenue for the three months ended June 30, 2011 and June 30, 2010, by type of interest, and highlight the sensitivity of the Company’s Revenue to changes in the prices of the underlying commodities.

Revenue Components

$50.3 million	$106.3 million

Revenue for the three and six months ended June 30, 2011 and 2010, respectively, was comprised of the following:

(Expressed in thousands of US dollars)

			Three Months Ended	Three Months Ended	Six Months Ended	Six Months Ended
Property	Interest	Operator	June 30, 2011	June 30, 2010	June 30, 2011	June 30, 2010
Gold
Goldstrike — NSR	NSR 2-4%	Barrick Gold Corporation	$5,119	$3,994	$9,445	$7,901
Goldstrike — NPI	NPI 2.4-6%	Barrick Gold Corporation	5,613	7,163	12,119	11,924
Palmarejo	50% Stream	Coeur d’Alene Mines Corporation
			25,801	14,947	46,558	29,018
Gold Quarry	NSR 7.29%	Newmont Mining Corporation	3,645	924	6,432	2,612
Sudbury-Levack	50% Stream	Quadra FNX Mining Ltd	1,687	—	2,226	—
Sudbury-McCreedy	50% Stream	Quadra FNX Mining Ltd	1,224	—	1,444	—
Sudbury-Podolsky	50% Stream	Quadra FNX Mining Ltd	1,432	—	1,733	—
MWS	25% Stream	First Uranium Corporation	8,119	—	10,074	—
Marigold	NSR 1.75-5%	Goldcorp Inc.	1,844	1,673	4,196	4,765
Admiral Hill	Other	Crescent Gold Limited	32	—	96	—
Bald Mountain	NSR 1-4%	Barrick Gold Corporation	628	604	1,343	999
Bronzewing	NSR 1%	Navigator Resources Limited	160	—	489	—
Cerro San Pedro	GR 1.95%	New Gold Inc.	1,722	793	2,941	1,150
Dee (Storm/ S. Arturo),	4-9% GR	Barrick Gold Corporation	—	—	100	100
Duketon	NSR 2%	Regis Resources Ltd.	557	—	1,170	—
East Location 45	GR 1.75%	Australian Mines Limited	4	87	4	283
Ezulwini	7% Stream	First Uranium Corporation	7,925	—	11,080	—
Golden Highway-Hislop	NSR 4%	St Andrew Goldfields Ltd.	464	237	913	459
Golden Highway-Holloway	NSR 2-15%	St Andrew Goldfields Ltd.	755	1,150	1,509	2,386
Golden Highway-Holt	NSR 2-10% NSR	St Andrew Goldfields Ltd.	716	—	1,433	—
Hemlo	3% NSR	Barrick Gold Corporation	402	13	592	13
Henty	ORR 1-10%	Unity Mining Limited	1,581	307	1,904	801
Hollister	NSR 3-5%	Great Basin Gold Limited	673	58	2,403	58
Mesquite	NSR 0.5-2%	New Gold Inc.	1,039	921	2,431	2,018
Mouska	GR 2%	IAMGOLD Corporation	(60)	59	5	60
Mt. Muro	NSR 3-7%	Straits Resources Limited	—	357	242	575
North Lanut	NSR 5%	Avocet Mining plc	707	511	1,341	984
Robinson	NSR/Other 0.225%/0.25%	Quadra FNX Mining Ltd	23	54	58	119
South Kalgoorlie	1.75% NSR	Alacer Gold Corp.	149	44	357	102
Other	Various	Various	44	23	92	(38)
			72,005	33,919	124,730	66,289
PGMs
Stillwater	NSR 5%	Stillwater Mining Company	5,884	3,314	13,159	6,816
Sudbury-Levack	50% Stream	Quadra FNX Mining Ltd.	7,176	—	7,854	—
Sudbury-McCreedy	50% Stream	Quadra FNX Mining Ltd.	5,306	—	6,622	—
Sudbury-Podolsky	50% Stream	Quadra FNX Mining Ltd.	4,922	—	5,523	—
Pandora	NPI 5%	Angloplat/Lonmin plc	—	—	—	487
			23,288	3,314	33,158	7,303
Other Minerals
Mt. Keith	NPI 0.25%, NSR 0.375%	BHP Billiton Limited	1,195	708	2,415	1,289
Robinson	NSR/Other 0.225%/0.25%	QuadraFNX Mining Ltd	215	188	391	355
Eagle Picher	Other	EP Minerals, LLC	92	77	236	185
Kasese	Other	Blue Earth Refineries Inc.	13	234	68	246
Lounge Lizard	GR 2%	Kagara Ltd.	228	—	330	—
			1,743	1,207	3,440	2,075
Oil and Gas
Edson	ORR 15%	Canadian Natural Resources Ltd.	2,182	5,212	3,991	8,349
Weyburn	ORR/WI 1.11%/0.44%	Cenovus Energy Inc.	3,311	2,942	6,156	5,614
Midale	ORR/WI 1.59%/0.967%	Apache Canada Ltd.	1,205	969	2,102	1,959
Other	Various	Various	2,560	2,625	5,826	5,479
			9,258	11,748	18,075	21,401

Royalty, Stream and Working Interest Revenue			$106,294	$50,188	$179,403	$97,068

Other Revenue
Dividends and other		—	33	63	58	144

Revenue			$106,327	$50,251	$179,461	$97,212

Revenue continues to be earned from royalty and stream interests in geographically secure countries with 84% of revenue being generated from assets located in North America and

Australia in the second quarter of 2011. For the six months ended June 30, 2011, 87% of revenue was earned from assets in North America and Australia.

Revenue by Country

Three Months Ended June 30, 2011

Six Months Ended June 30, 2011

2011

Dividend income from equity investments classified as “available-for-sale” was $0.03 million and $0.06 million for the three months ended June 30, 2011 and 2010, respectively.

Dividend income from equity investments classified as “available-for-sale” was $0.06 million and $0.1 million for the six months ended June 30, 2011 and 2010, respectively.

Costs and Expenses

Costs and expenses for the three months ended June 30, 2011 were $61.1 million compared to $34.0 million in the three months ended June 30, 2010. The following table provides a list of the costs and expenses incurred by the Company for the three months ended June 30, 2011 and 2010.

	Three months ended June 30,
			Variance
(In millions of US dollars)	2011	2010	$	%
Cost of sales	$18.6	$6.8	11.8	174%
Depletion and depreciation	37.3	22.8	14.5	64%
Corporate administration	4.6	4.1	0.5	12%
Business development	0.6	0.3	0.3	92%
	$61.1	$34.0	$27.1	79%

Costs of sales, which comprise the cost of ounces purchased under stream agreements, oil & gas production taxes, operating costs on oil & gas working interests and net proceeds taxes on mineral interests, were $18.6 million for the three months ended June 30, 2011 compared with $6.8 million for the three months ended June 30, 2010. The increase of $11.8 million is attributable to (i) higher cost of stream sales of $10.9 million due to the addition of five stream contracts from the Gold Wheaton acquisition; (ii) higher production taxes on our oil & gas assets ($0.5 million); and (iii) higher net proceeds taxes in Nevada ($0.2 million) and Montana ($0.2 million) due to increased revenues earned from the Goldstrike - NSR and Stillwater in 2011 compared with 2010.

Depletion and depreciation totaled $37.3 million for the three months ended June 30, 2011.  For the three months ended June 30, 2010, depletion and depreciation was $22.8 million.  The increase in depletion of $14.5 million is primarily due to depletion on the stream interests acquired as part of the Gold Wheaton acquisition ($17.8 million), higher depletion on Palmarejo ($2.5 million) and other smaller interests ($0.8 million) due to higher production levels, and Gold Quarry ($1.3 million) due to inclusion of the minimum royalty provision accrual, offset partially by lower depletion on oil & gas assets ($5.7 million) and Goldstrike ($2.2 million).

Depletion Reconciliation — Q2 2010 to Q2 2011

(Expressed in millions of US dollars)

Corporate administration increased to $4.6 million for the second quarter of 2011 from $4.1 million for the same period of the prior year. The increase is due to higher salaries ($0.3 million), legal, tax and other advisory fees ($0.4 million) and office costs ($0.2 million) due to additional administrative costs associated with the Gold Wheaton acquisition, partially offset by lower capital taxes in 2011 ($0.4 million)  with the elimination of capital taxes in July 2010.

Business development expenses were $0.6 million and $0.3 million for the three months ended June 30, 2011 and 2010, respectively. Timing of incurring these costs will vary depending upon the timing and level of activity of the business development team on completing transactions.

Costs and expenses for the six months ended June 30, 2011 were $101.2 million compared to $63.6 million in the six months ended June 30, 2010. The following table provides a list of all costs and expenses incurred by the Company for the six months ended June 30, 2011 and 2010.

	Six months ended June 30,
			Variance
(In millions of US dollars)	2011	2010	$	%
Cost of sales	$29.6	$13.5	16.1	119%
Depletion and depreciation	62.7	42.1	20.6	49%
Corporate administration	7.9	7.1	0.8	11%
Business development	0.9	0.9	—	—
	$101.2	$63.6	$37.6	59%

Costs of sales, which comprise the cost of ounces purchased under stream agreements, oil & gas production taxes, operating costs on oil & gas working interests and net proceeds taxes on mineral interests, were $29.6 million for the six months ended June 30, 2011 compared with $13.5 million for the six months ended June 30, 2010. The increase of $16.1 million is attributable to higher cost of stream sales of $14.8 million due to (i) the addition of five stream contracts from the Gold Wheaton acquisition; (ii) higher production taxes and operating costs on our oil & gas assets ($0.5 million);  and (iii) higher net proceeds taxes in Nevada ($0.4 million) and Montana ($0.4 million) due to increased revenues earned from the Goldstrike NSR and Stillwater in the first six months of 2011 when compared to the same period in 2010.

Depletion and depreciation totaled $62.7 million for the six months ended June 30, 2011.  For the six months ended June 30, 2010, depletion and depreciation was $42.1 million.  The increase in depletion of $20.7 million is primarily due to depletion on the stream interests acquired as part of the Gold Wheaton acquisition ($21.2 million), higher depletion on Palmarejo ($4.7 million) and Stillwater ($2.0 million) due to higher production levels, Gold Quarry ($1.4 million) due to inclusion of minimum royalty provision accrual, partially offset by lower depletion on oil & gas assets ($5.4 million), Goldstrike ($3.1 million) and other smaller assets ($0.2 million).

Depletion Reconciliation — First Half 2010 to First Half 2011

Corporate administration increased to $7.9 million for the six months ended June 30, 2011 from $7.1 million for the same period of the prior year. The increase is due to higher share-based compensation expense ($1.2 million) related to the granting of restricted share units (“RSUs”), higher office expenses ($0.2 million) due to the Gold Wheaton acquisition and higher legal fees ($0.2 million)  partially offset by lower capital taxes ($0.7 million) and salaries ($0.1 million).

Business development expenses were $0.9 million and $0.9 million for the six months ended June 30, 2011 and 2010, respectively.

Non-IFRS Financial Measures — Reconciliation

EBITDA, Adjusted EBITDA and Adjusted Net Income are non-IFRS financial measures which management believes are valuable indicators of the Company’s ability to generate liquidity from operating cash-flows to fund future acquisitions and dividends.

(See Non-IFRS Financial Measures — EBITDA, Adjusted EBITDA and Adjusted Net Income above for definitions).

For the quarter ended June 30, 2011, EBITDA was $83.6 million, or $0.66 per share, compared with $57.2 million, or $0.50 per share, for the prior period of the comparable year. For the six months ended June 30, 2011, EBITDA was $139.4 million, or $1.15 per share, compared with $100.9 million, or $0.89 per share, for the prior period of the comparable year.

For the three months ended June 30, 2011, Adjusted EBITDA was $82.6 million, or $0.65 per share, compared with $39.0 million, or $0.34 per share, for the three months ended June 30, 2010.  For the six months ended June 30, 2011, Adjusted EBITDA was $140.9 million, or $1.16 per share, compared with $75.7 million, or $0.66 per share, for the six months ended June 30, 2010.

For the three months ended June 30, 2011, Adjusted Net Income was $33.2 million, or $0.26 per share, compared with $6.3 million, or $0.06 per share, for the three months ended June 30, 2010. For the six months ended June 30, 2011, Adjusted Net Income was $54.6 million, or $0.45 per share, compared with $15.0 million, or $0.13 per share, for the six months ended June 30, 2010.

Below are reconciliations of Net Income to EBITDA, Net Income to Adjusted EBITDA and Net Income to Adjusted Net Income and the calculations of per share amounts for the three and six months ended June 30, 2011 and 2010:

	Three months ended June 30,		Six months ended June 30,
(Expressed in millions except per share amounts)	2011	2010	2011	2010
Net Income	$33.3	$22.3	$54.5	$37.3
Income tax expense	12.8	12.2	21.9	22.6
Finance costs	1.3	0.6	1.9	1.1
Finance income	(1.1)	(0.7)	(1.6)	(2.2)
Depletion and depreciation	37.3	22.8	62.7	42.1
EBITDA	$83.6	$57.2	$139.4	$100.9
Basic Weighted Average Shares Outstanding	126.3	114.0	121.6	113.9
EBITDA per share	$0.66	$0.50	$1.15	$0.89

Commodity
Gold	$51.7	$25.1	$86.2	$49.0
PGM	21.8	3.0	29.7	6.7
Oil & Gas	7.4	9.8	14.1	18.1
Other	1.7	1.1	3.1	1.8
Corporate	1.0	18.2	6.3	25.3
EBITDA	$83.6	$57.2	$139.4	$100.9

Geographic
US	$22.3	$16.4	$44.1	$32.9
Canada	26.4	11.2	41.9	27.8
Mexico	18.4	9.4	30.9	17.6
Australia	3.7	1.0	6.2	2.2
South Africa	11.1	—	13.9	0.5
Other	1.7	19.2	2.4	19.9
EBITDA	$83.6	$57.2	$139.4	$100.9

Revenue type
Revenue-based	$31.2	$20.5	$58.8	$41.1
Stream based	44.7	8.7	60.5	16.6
Profit based	5.3	7.1	10.5	13.0
Working interest	1.3	2.4	2.9	4.5
Other	1.1	18.5	6.7	25.7
EBITDA	$83.6	$57.2	$139.4	$100.9

Net Income	$33.3	$22.3	$54.5	$37.3
Income tax expense	12.8	12.2	21.9	22.6
Finance costs	1.3	0.6	1.9	1.1
Finance income	(1.1)	(0.7)	(1.6)	(2.2)
Depletion and depreciation	37.3	22.8	62.7	42.1
Foreign exchange gains/losses and other expenses	(1.0)	(12.5)	5.5	(3.0)
Loss from equity investee	—	—	1.7	—
Gain on investments	—	(5.7)	(5.7)	(22.2)
Adjusted EBITDA	$82.6	$39.0	$140.9	$75.7
Adjusted EBITDA per share	$0.65	$0.34	$1.16	$0.66

Net income	$33.3	$22.3	$54.5	$37.3
Foreign exchange loss and other expenses, net of income tax	(0.3)	(10.8)	3.9	(3.3)
Gain on acquisition of Gold Wheaton/sale of investments, net of income tax		(5.2)	(11.5)	(19.0)
Mark-to-market changes on derivative	(0.4)	—	0.3	—
Loss from equity investee, net of income tax	—	—	1.2	—
Transaction costs of Gold Wheaton, net of income tax	—	—	5.6	—
Credit facility costs written off, net of income tax	0.6	—	0.6	—
Adjusted Net Income	$33.2	$6.3	$54.6	$15.0
Adjusted Net Income per share	$0.26	$0.06	$0.45	$0.13

Foreign exchange gains/losses and other expenses

These include foreign exchange movement related to investments in bonds and other debt securities, such as government and corporate bonds, treasury bills and inter-company loans, held in the parent Company, which are denominated in either US dollars or Mexican pesos. The parent Company’s functional currency is the Canadian dollar. Under IFRS, all foreign exchange changes related to these debt securities are recorded in net income as opposed to other comprehensive income. Foreign exchange gains and other expenses were $1.0 million in the second quarter which was comprised of $0.6 million related to foreign exchange gains on debt securities and $0.4 million related to the mark-to-market gains related to the conversion feature of a loan receivable held by Gold Wheaton. Foreign exchange losses and other expenses were $5.5 million for the six months ended June 30, 2011 which was comprised of $1.9 million related to foreign exchange losses on debt securities and $3.6 million related to the mark-to-market adjustment of the conversion feature of a loan receivable held by Gold Wheaton.

Gain on acquisition of Gold Wheaton

During the six months ended June 30, 2011, the Company recorded a gain on the acquisition of Gold Wheaton of $5.7 million which consisted of mark-to-market gains of $13.5 million, offset by transaction costs of $7.8 million. The mark-to-market gains related to common shares of Gold Wheaton held by the Company prior to the Gold Wheaton acquisition on March 14, 2011.  Under IFRS, transaction costs associated with a business combination are expensed.

The Company recorded $1.7 million in losses related to the equity investment of Gold Wheaton from the period of January 5, 2011 to March 13, 2011 due to the acquisition of the Quadra FNX block which required equity investment accounting for the period January 5, 2011 to March 13, 2011.

Finance Costs

For the three months ended June 30, 2011, finance costs were $1.3 million compared with $0.6 million for the three months ended June 30, 2010. For the six months ended June 30, 2011, finance costs were $1.9 million compared with $1.1 million for the six months ended June 30, 2010.  Finance costs consist of the costs of maintaining the Company’s credit facility in addition to the amortization of the initial set up costs incurred with respect to the facility.  In the second quarter of 2011, the Company terminated its credit facility and replaced it with a new facility which is expected to reduce administrative costs and provide the Company with greater flexibility. In addition in the second quarter of 2011, finance costs included debt issue costs of $0.9 million related to the terminated credit facility.

Income Taxes

For the quarter ended June 30, 2011, the Company had an income tax expense of $12.8 million (2010 — $12.2 million). This is comprised of a current income tax expense of $10.6 million (2010 - $7.2 million) from the Company’s Canadian, US, Mexican and Australian entities and a deferred income tax expense of $2.2 million (2010 - $5.0 million) related to the Company’s Mexican, Canadian and Australian entities. For the six months ended June 30, 2011, the Company had an income tax expense of $21.9 million (2010 - $22.6 million) which was comprised of a current income tax expense of $20.3 million (2010 - $12.2 million) from the Company’s Canadian, US, Mexican and Australian entities and a net deferred income tax expense of $1.6 million (2010 - $10.4 million) from the Company’s Canadian and Barbadian entities offset partially by deferred tax recoveries in its Mexican and US entities.

The overall effective tax rate for the six months ended June 30, 2011 was 28.3% compared to 37.7% for 2010.  The decrease is due to the overall percentage of taxable income being derived from high tax jurisdictions, such as the United States, being lower than previous periods due to the Gold Wheaton acquisition.

Financial Position, Liquidity and Capital Resources

Operating Cash Flow

Cash provided by operating activities before changes in non-cash assets and liabilities was $74.4 million and $33.5 million for the three months ended June 30, 2011 and 2010, respectively. Cash provided by operating activities before changes in non-cash assets and liabilities was $117.1 million and $66.8 million for the six months ended June 30, 2011 and 2010, respectively.

Investing Activities

Net cash used from investing activities during the three months ended June 30, 2011 was $30.7 million compared to net cash generated of $90.5 million in the three months ended June 30, 2010.  The decrease is largely due a reduction of invested cash due to the Gold Wheaton acquisition and therefore less cash proceeds from short-term investments. As well, the Company completed the acquisition of a royalty interest in June 2011 for $35 million. For the six months ended June 30, 2011, net cash used in investing activities was $267.6 million compared to net cash generated of $330.7 million in 2010. The decrease is due to the acquisition of Gold Wheaton in March 2011.

The Company invests its excess funds in various treasury bills of the US government, Canadian federal and provincial governments and high quality corporate bonds.  As at June 30, 2011, the investments had various maturities upon acquisition of between 14 and 132 days.  Accordingly, as at June 30, 2011, those investments with maturities of three months or less upon acquisition are classified as “cash and cash equivalents” and those with maturities greater than three months are classified as “short-term investments”.

Financing Activities

Net cash used in financing activities was $6.5 million for the three months ended June 30, 2011 compared to $13.2 million in 2010. For the six months of 2011, net cash used in financing activities was $22.4 million compared to $14.8 million for the six months ended June 30, 2010.  The main contributor of the use was the payment of dividends.

In addition, during the first quarter 2011, the Company completed the acquisition of Gold Wheaton, as described above in Business Developments. The Company issued 11.7 million shares as part of the acquisition of Gold Wheaton. In addition, 0.3 million shares were issued upon the exercise of stock options, warrants and restricted share units.

Cash Resources and Liquidity

Management’s objectives when managing the Company’s capital are to:

(a)          ensure that the Company maintains the level of capital necessary to meet requirements; and

(b)         provide shareholders with sustained growth in shareholder value by increasing shareholders’ equity.

As at June 30, 2011, the Company had cash, cash equivalents and short-term investments totaling $283.2 million (December 31, 2010 - $547.7 million).  In addition, the Company held available-for-sale investments at June 30, 2011 with a combined value of $87.2 million, of which $55.2 million was held in publicly-traded equity instruments.  Working capital at June 30, 2011 was $337.1 million compared with $572.7 million as at December 31, 2010.

The Company’s near-term cash requirements include corporate administration costs, certain costs of operations, declared dividends and income taxes directly related to the recognition of royalty and stream revenues.  As a royalty/stream company, there are limited requirements for capital expenditures other than for the acquisition of additional royalties/streams and working interests’ capital commitments.  Such acquisitions are entirely discretionary and will be consummated through the use of cash, as available, or through the issuance of common shares or other equity securities or use of the Company’s credit facility.

The Company believes that its current cash resources, in addition to its available credit facility, and future cash flows will be sufficient to cover the cost administrative expenses, costs of operations and dividend payments.

On March 11, 2011, the Company drew down C$160.0 million under its credit facility to fund the acquisition of Gold Wheaton. The Company repaid the drawn amount plus accrued interest in two separate tranches on March 16, 2011 and March 17, 2011, respectively. The interest rate applicable was 4.25% per annum.

Capital Resources

As of August 8, 2011, the Company has the entire amount of $175 million, or its Canadian dollar equivalent, available under its credit facility.  Advances under the facility bear interest depending upon the currency of the advance and the Company’s leverage ratio.  As of August 8, 2011, US and Canadian dollar advances under the facility would bear interest rates of 4.25% and 3.50%, respectively.

On June 29, 2011, the Company terminated its credit facility and executed a new facility with terms that are more favourable economically for the Company. The Company is required to pay an annual standby fee of between 0.30% to 0.50% depending on its leverage ratio, which is paid quarterly, of the unutilized portion of the facility. For the three months ended June 30, 2011 and 2010, standby fees of $0.2 million and $0.3 million, respectively, were incurred and paid.  For the six months ended June 30, 2011 and 2010, standby fees of $0.6 million and $0.5 million, respectively, were incurred and paid.

Critical Accounting Estimates

The preparation of financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements of the Company, and the reported amounts of revenues and expenses during the reporting period.  Actual results could be materially different from those estimates.

Management’s estimate of mineral prices, operators’ estimates of proven and probable reserves related to the underlying properties and operators’ estimates of operating, capital and reclamation costs upon which the Company relies, are subject to certain risks and uncertainties.  These estimates affect revenue recognition, depletion of interests in mineral and oil & gas properties and the assessment of recoverability of the interests in mineral and oil & gas properties.  Although management has made its best assessment of these factors based upon current conditions, it is possible that changes will occur, which would materially affect the amounts contained in the consolidated financial statements of the Company.

Revenue

Royalty, stream and oil & gas working interest revenue is recognized when management can reliably estimate the receivable, pursuant to the terms of the royalty/stream and working interest agreements, and collection is reasonably assured.  In some instances, the Company will not have access to sufficient information to make a reasonable estimate of revenue and, accordingly, revenue recognition is deferred until management can make a reasonable estimate.  Differences between estimates of royalty/stream and oil & gas working interest revenue and actual amounts are adjusted and recorded in the period that the actual amounts are known.  Revenue received in kind is recognized based on the fair value on the date that title is transferred to the Company.  Dividend income is recognized as the dividends are declared.

Depletion of Interests in Mineral Properties

Acquisition costs of production stage royalty/stream interests are depleted using the units-of-production method over the life of the property to which the royalty/stream interest relates, which is estimated using available estimates of proven and probable reserves specifically associated with the mineral properties or proved reserves specifically associated with the oil & gas properties.

Asset Impairment

The Company evaluates long-lived assets for impairment whenever events or changes in circumstances, which may include significant prolonged changes in commodity prices and publicly available information from operators of the producing assets, indicate that the related carrying values of an asset or group of assets may not be recoverable.  The recoverability of royalty/stream interests in production and development stage mineral properties is evaluated based upon estimated future undiscounted net cash flows from each royalty interest property using estimates of proven and probable reserves.  The Company evaluates the recoverability of the carrying value of royalty interests in exploration stage mineral properties in the event of significant decreases in related commodity prices, and whenever new information regarding the mineral properties is obtained from the operator that could affect the future recoverability of our royalty interests.  Impairments in the carrying value of each property are measured and recorded to the extent that the carrying value of each property exceeds its estimated fair value, which is generally calculated using estimated discounted future cash flows.

Income Taxes

The Company accounts for income taxes using the liability method, recognizing certain temporary differences between the financial reporting basis of its liabilities and assets and the related income tax basis for such liabilities and assets. This method generates a deferred income tax net asset or liability as of the end of the period, as measured by the substantially enacted statutory tax rates in effect when the timing differences are expected to reverse.  The Company’s deferred income tax net liabilities may include certain deferred tax benefits.  The Company records a valuation allowance against any portion of those deferred income tax assets when it believes, based on the weight of available evidence, it is more likely than not that any portion of the deferred income tax net asset will not be realized.

Stock-Based Compensation

The Company accounts for stock-based transactions using the Black-Scholes option pricing model. The fair value of these awards is recognized over the vesting period of each award.  Compensation expense for stock options and RSUs is determined based on estimated fair values of the options or RSUs at the time of grant.

International Financial Reporting Standards

The Company adopted IFRS effective January 1, 2011. Our transition date is January 1, 2010 (the “transition date”) and the Company has prepared its opening balance sheet as at that date. Our IFRS accounting policies are described in note 2 of the interim consolidated financial statements.

(a)              Elected exemption from full retrospective application

In preparing these consolidated financial statements in accordance with IFRS 1 First-time Adoption of International Financial Reporting Standards (“IFRS 1”), the Company has applied certain of the optional exemptions from full retrospective application of IFRS. The optional exemptions applied are described below.

(i)              Business combinations

We have elected the business combinations exemption in IFRS 1 to not apply IFRS 3 retrospectively to past business combinations that took place prior to the transition date.

(ii)          Fair value or revaluation as deemed cost

We have elected to measure certain items of mineral royalty interests at fair value as at January 1, 2010 and use those amounts as deemed cost as at January 1, 2010. We have made this election with respect to six royalty interests. The adjustment was $50.1 million.

(iii)      Cumulative translation differences

We have elected to transfer the previously accumulated cumulative translation account, which was included in accumulated other comprehensive income (“AOCI”), to retained earnings as at January 1, 2010.

(iv)        Deemed cost in oil & gas using full-cost accounting

We have elected to use the amounts determined under Canadian GAAP as deemed cost as at the transition date for the Company’s oil & gas royalty interests. The capitalized costs were previously accumulated on a country basis and have been allocated to their respective cash generating units (“CGU”) on a relative value basis.

On transition, as required by this election, management completed an impairment assessment of the long-lived assets allocated to each oil & gas CGU and noted no impairment under IAS 36, Impairment of Assets.

(b) Reconciliation of equity reported under Canadian GAAP and IFRS

The following is a reconciliation of the Company’s total equity reported in accordance with Canadian GAAP to its total equity under IFRS at the transition date January 1, 2010:

	Ref	Capital Stock	Contributed surplus	Retained earnings / (deficit)	AOCI	Total
As reported under Canadian GAAP		$1,848,923	$51,975	$38,135	$(8,765)	$1,930,268
IFRS 1 Exemptions
Deemed cost election on certain mineral interests	(a)(ii)	—	—	(50,151)	—	(50,151)
Reset of cumulative translation losses	(a)(iii)	—	—	(13,985)	13,985	—
IFRS Policy Impacts						—
Depletion on initial recognition exemption on asset acquisitions	(d)(iv)	—	—	(4,474)	(684)	(5,158)
Change in method of accounting for stream assets	(d)(i)	—	—	(56,159)	—	(56,159)
Change in method for accounting for foreign exchange on investments in bonds	(d)(ii)	—	—	(14,252)	14,252	—
Change in functional currrency	(d)(iii)			(6,093)		(6,093)
Change in depletion related to the change in the cost base of mineral and oil & gas interests	(d)(v)	—	—	(1,004)	—	(1,004)
Share-based payments	(d)(vi)	—	3,113	(3,113)	—	—
Other changes to deferred income tax and tax effects of IFRS changes	(d)(vii)	784	—	18,864	—	19,648
As reported under IFRS		$1,849,707	$55,088	$(92,232)	$18,788	$1,831,351

The following is a reconciliation of the Company’s total equity reported in accordance with Canadian GAAP to its total equity under IFRS at June 30, 2010:

	Ref	Capital Stock	Contributed surplus	Retained earnings / (deficit)	AOCI	Total
As reported under Canadian GAAP		$1,898,879	$54,525	$56,863	$(24,401)	$1,985,866
IFRS 1 Exemptions
Deemed cost election on certain mineral interests	(a)(ii)	—	—	(50,151)	—	(50,151)
Reset of cumulative translation losses	(a)(iii)	—	—	(13,985)	13,985	—
IFRS Policy Impacts						—
Initial recognition exemption on asset acquisitions	(d)(iv)	—	—	(6,014)	(684)	(6,698)
Change in method of accounting for stream assets	(d)(i)	—	—	(73,936)	—	(73,936)
Change in method for accounting for foreign exchange on investments in bonds	(d)(ii)	—	—	(579)	579	—
Change in functional currrency	(d)(iii)			970	(970)	—
Change in depletion related to the change in the cost base of mineral and oil & gas interests	(d)(v)	—	—	(4,606)	170	(4,436)
Share-based payments	(d)(vi)	—	2,224	(2,224)	—	—
Other changes to deferred income tax and tax effects of IFRS changes	(d)(vii)	1,128	—	22,145	(234)	23,039
As reported under IFRS		$1,900,007	$56,749	$(71,517)	$(11,555)	$1,873,684

The following is a reconciliation of the Company’s total equity reported in accordance with Canadian GAAP to its total equity under IFRS at December 31, 2010:

	Ref	Capital Stock	Contributed surplus	Retained earnings / (deficit)	AOCI	Total
As reported under Canadian GAAP		$1,911,218	$56,570	$70,451	$63,861	$2,102,100
IFRS 1 Exemptions
Deemed cost election on certain mineral interests	(a)(ii)	—	—	(50,151)	—	(50,151)
Reset of cumulative translation losses	(a)(iii)	—	—	(13,985)	13,985	—
IFRS Policy Impacts						—
Initial recognition exemption on asset acquisitions	(d)(iv)	—	—	(4,474)	(684)	(5,158)
Change in method of accounting for stream assets	(d)(i)	—	—	(83,854)	—	(83,854)
Change in method for accounting for foreign exchange on investments in bonds	(d)(ii)	—	—	(7,867)	7,867	—
Change in functional currency	(d)(iii)			4,081	(4,081)	—
Change in depletion related to the change in the cost base of mineral and oil & gas interests	(d)(v)	—	—	3,061	(21)	3,040
Share-based payments	(d)(vi)	—	2,397	(2,397)	—	—
Other changes to deferred income tax and tax effects of IFRS changes	(d)(vii)	2,003	—	13,634	(991)	14,646
As reported under IFRS		$1,913,221	$58,967	$(71,502)	$79,936	$1,980,622

(c)  Reconciliation of net income as reported under Canadian GAAP to IFRS

The following is a reconciliation of the Company’s net income and comprehensive income reported in accordance with Canadian GAAP to its net income and comprehensive income under IFRS for the three and six months ended June 30, 2010 and the year ended December 31, 2010:

Net income	Ref	Three months ended June 30, 2010	Six months ended June 30, 2010	Year ended December 31, 2010
As reported under Canadian GAAP		$27,552	$35,333	$74,244
Change in method of accounting for stream assets	(d)(i)	(21,811)	(17,777)	(27,695)
Depletion and depreciation	(d)(v)	2,661	3,610	4,042
Change in method for accounting for foreign exchange on investment in bonds	(d)(ii)	12,454	16,131	7,416
Change in functional currency	(d)(iii)	4,545	6,495	9,586
Share-based payments expense	(d)(vi)	155	889	694
Tax impact of IFRS changes	(d)(vii)	(3,221)	(7,360)	(5,631)
As reported under IFRS		$22,335	$37,321	$62,656

Other comprehensive income
As reported under Canadian GAAP		$(38,263)	$(15,636)	$72,626
Change in method for accounting for foreign exchange on debt securities	(d)(ii)	(10,119)	(12,554)	(6,386)
Initial exemption recognition	(d)(iv)	—	(1,121)	—
Currency translation adjustment	(d)(iii)	(2,992)	(1,033)	(5,092)
As reported under IFRS		$(51,374)	$(30,344)	$61,148

There are no material differences between the statement of cash flows presented under IFRS and the statement of cash flows presented under previous Canadian GAAP.

(d) References

(i)                           The Company has assessed its stream interests under IFRS and determined it is appropriate to classify the interests under IAS 16. Previously under Canadian GAAP, the minimum payment provision of certain agreements had been recognized as a derivative asset. The impact results in a reduction of the assets by $56.2 million to reflect recording the asset at its carrying costs rather than fair value with a corresponding decrease in retained earnings at January 1, 2010.

(ii)                        Under Canadian GAAP, the foreign exchange movement associated with debt securities, including government and corporate bonds, treasury bills, and inter-company loans was recorded in other comprehensive income. Under IAS 21, “The Effects of Changes in Foreign Exchange Rates”, the foreign exchange related to investment in bonds and other debt securities is included in net income and results in unrealized foreign exchange gains and losses being removed from other comprehensive income (“OCI”) and included in net income. Upon transition, the balances in accumulated other comprehensive income (“AOCI”) related to these debt securities, which totaled $14.2 million, was reallocated to retained earnings.

(iii)                     Under Canadian GAAP, the Company had previously determined the functional currency of Franco-Nevada Mexico Corporation S.A. de C.V. (“FNM”) to be the Mexican Peso. In accordance with IAS 21, the functional currency of FNM has been determined to be US dollars based on an analysis of the primary indicators of functional currency. As a result, all assets and liabilities of FNM are translated retrospectively at the prevailing current rate at each reporting date. The impact results in a reclassification of $0.8 million from AOCI to retained earnings within equity as at January 1, 2010 and $6.5 million and $9.6 million being recorded in foreign exchange gains in net income compared to currency translation differences in OCI for the six months ended June 30, 2010 and the year ended December 31, 2010, respectively.

(iv)                Based on the initial tax recognition exemption under IAS 12, the Company’ royalty and working interests acquired in December 2007 and other asset acquisitions up until January 1, 2010 have been re-measured to remove the associated tax step up allocated to the assets. The impact at January 1, 2010 was to decrease royalty and working interests by $74.5 million and the associated deferred tax liability/asset balances. In addition, the initial tax recognition exemption also applied to the Exchangeable Shares which reduced the deferred tax liability previously recognized by $7.2 million at January 1, 2010.

(v)                       Under IFRS, there are a number of IFRS elections and policy decisions that impact the depletion charge recorded due to a change in the assets’ accounting base. In addition, at transition, the Company changed the depletion method for its oil & gas properties from a unit-of-production based on proved reserves to a unit-of-production based on proved and probable reserves. This change was accounted for prospectively.

(vi)                    The Company previously recognized forfeitures of share options and RSUs as they occurred under Canadian GAAP. Under IFRS, an estimate is required of the number of awards expected to vest at the time of grant, which is subsequently revised to actual forfeitures. Management has applied this method of accounting to all options, both vested and unvested, issued since the Company was formed in October 2007.

The Company previously recognized equity-settled share options and RSUs using the straight-line method over the vesting period. IFRS requires the graded method of attribution to be used in recognizing share options and RSUs. This results in higher share-based compensation expense in the earlier year of vesting under IFRS.

In addition, the Company previously did not expense RSUs when the non-market performance conditions associated with the awards had not been met at reporting date. Under IFRS, the Company recognizes the expense on RSUs based on management’s best estimate of the non-market conditions at the vesting date and adjusts it between expected and actual outcomes.

As a result, at January 1, 2010, there is a reclassification of $3.1 million between contributed surplus and retained earnings with respect to these share-based payment adjustments.

(vii)               As a result of the above changes the deferred tax liability has been adjusted as follows:

Under IFRS, all deferred taxes are classified as non-current, irrespective of the classification of the underlying assets or liability to which they relate, or the expected reversal of the temporary difference.

OUTSTANDING SHARE DATA

The Company is authorized to issue an unlimited number of common shares.  A detailed description of the rights, privileges, restrictions and conditions attached to the authorized shares of the Company is included in the Company’s annual information form for the year ended December 31, 2010, a copy of which can be found on SEDAR at www.sedar.com.

As of August 8, 2011, the number of common shares of the Company outstanding or issuable pursuant to other outstanding securities of the Company is as follows:

Common Shares	Number
Outstanding	126,966,188
Issuable upon exercise of warrants(1)	11,499,699
Issuable upon exercise of Franco-Nevada options(2)	2,548,000
Issuable upon exercise of Gold Wheaton (now Franco-Nevada GLW Holdings Corp.) warrants(3)	6,126,750
Issuable upon exercise of Gold Wheaton (now Franco-Nevada GLW Holdings Corp.) options(4)	439,483
Issuable upon exercise of Moydow Mines options(5)	4,293
Issuable upon exercise of special warrant(6)	2,000,000
Issuable upon vesting of Franco-Nevada RSUs	92,268

Diluted common shares	149,676,681

Notes:

(1)

5,749,699 warrants have an exercise price of C$32.00 per share and an expiry date of March 13, 2012 and 5,750,000 warrants have an expiry price of C$75.00 per share and an expiry date of June 16, 2017.

(2)	There were 2,548,000 stock options under the Company’s share compensation plan outstanding to directors, officers, employees and others with exercise prices ranging from C$15.20 to C$33.20 per share.
(3)

In connection with the acquisition of Gold Wheaton, the Company reserved for issuance 6,126,750 common shares in connection with warrants that were outstanding upon the closing. With respect to the warrants, 25,999,998 warrants (4,045,600 equivalent Franco-Nevada common shares) have an expiry date of July 8, 2013 and an exercise price of C$10.00 (C$64.27 per share equivalent exercise price), 7,125,000 warrants (1,108,650 equivalent Franco-Nevada common shares) have an expiry date of May 26, 2014 and an exercise price of C$5.00 (C$32.13 per share equivalent exercise price) and 6,250,000 warrants (972,500 equivalent Franco-Nevada common shares) have an expiry date of November 26, 2014 and an exercise price of C$5.00 (C$32.13 per share equivalent exercise price). Holders of these warrants, which are now warrants of the Company’s wholly-owned subsidiary Franco-Nevada GLW Holdings Corp., are entitled to receive, at each warrant holder’s election at the time of exercise, either (i) 0.1556 of a Franco-Nevada common share; or (ii) C$5.20 in cash.

Expiry Dates	Exercise Price		Number of Gold Wheaton Warrants	Equivalent Franco- Nevada Common Shares	Equivalent Franco- Nevada Exercise Price
July 8, 2013	C$	10.00	25,999,998	4,045,600	C$	64.27
May 25, 2014	C$	5.00	7,125,000	1,108,650	C$	32.13
November 26, 2014	C$	5.00	6,250,000	972,500	C$	32.13
Total			39,374,998	6,126,750

(4)

In connection with the acquisition of Gold Wheaton, the Company reserved for issuance 730,698 common shares in connection with options that were outstanding upon closing, with exercise prices ranging between C$2.50 and C$6.00 for 0.1556 of a Franco-Nevada common share. To date, 291,215 Gold Wheaton stock options have been exercised.

(5)

In connection with the acquisition of Moydow Mines in January 2010, the Company has reserved for issuance a remaining amount of 4,293 common shares for option holders upon the exercise of their outstanding options at a price of C$6.99 for each of a Franco-Nevada common share.

(6)

In connection with the transaction with Taseko Mines Limited, one special warrant was granted to Taskeo which will be exchangeable in 2,000,000 purchase share warrants once the project gets fully permitted and financed. Each warrant will entitle Taseko to purchase one Franco-Nevada common share at a price of Cdn$75.00 per share before June 16, 2017.

RISK FACTORS

The following discussion pertains to the outlook and conditions currently known to management which could have a material impact on the financial condition and results of operations of the Company.  This discussion, by its nature, is not all-inclusive.  It is not a guarantee that other factors will or will not affect the Company in the future.  For additional information with respect to risks and uncertainties, please also refer to the “Risk Factors” sections of our most recent Annual Information Form filed with the Canadian securities regulatory authorities on SEDAR at www.sedar.com.

Fluctuation in Mineral Prices

Mineral prices have fluctuated widely in recent years.  The marketability and price of metals and minerals on properties for which the Company holds interests will be influenced by numerous factors beyond the control of the Company and which may have a material and adverse effect on the Company’s profitability, results of operations and financial condition.

Significance of the Goldstrike Royalties and Palmarejo Gold Stream

The Goldstrike royalties and the Palmarejo gold stream are significant to the Company.  As a result, any adverse issues associated with financial viability, production and/or the recoverability of reserves from these projects and the associated portions over which the Company has a royalty or stream interest, could have a material and adverse effect on the Company’s profitability, results of operations and financial condition.

Foreign Currency Fluctuations

The Company’s royalty/stream interests are subject to foreign currency fluctuations and inflationary pressures, which may have a material and adverse effect on the Company’s profitability, results of operations and financial condition.  There can be no assurance that the steps taken by management to address variations in foreign exchange rates will eliminate the risk of all adverse effects and, accordingly, the Company may suffer losses due to foreign currency rate fluctuations.

The Company operates on an international basis and, therefore, foreign exchange risk and foreign currency translation risk exposures arise from the translation of transactions denominated in a foreign currency. During 2011, the Company’s foreign exchange risk for its Canadian, Australian and Mexican operations arose primarily with respect to the US dollar.

INTERNAL CONTROL OVER FINANCIAL REPORTING AND DISCLOSURE CONTROLS AND PROCEDURES

Our Chief Executive Officer and Chief Financial Officer are responsible for establishing and maintaining the Company’s internal control over financial reporting and other financial disclosure. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.

The Company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the Company’s financial statements.

Internal control over other financial disclosure is a process designed to ensure that other financial information included in this MD&A, fairly represents in all material respects the financial condition, results of operations and cash flows of the Company for the periods presented in this report. The Company’s disclosure controls and procedures are designed to ensure that material information relating to the Company, including its consolidated subsidiaries, is made known to management by others within those entities, particularly during the period in which this report is prepared.

Due to its inherent limitations, internal control over financial reporting and disclosure may not prevent or detect all misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may change.

For the three and six months ended June 30, 2011, there have been no significant changes to the internal control over financial reporting and no change in the assessment of the effectiveness of the Company’s disclosure controls and procedures. Accordingly, the CEO and CFO have concluded that the design and operation were effective as of the end of the period covered by this report and have concluded that they are effective at a reasonable assurance level.

Cautionary Statement on Forward-looking Information

This MD&A contains certain “forward-looking statements” which may include, but are not limited to, statements with respect to future events or future performance, management’s expectations regarding Franco-Nevada’s growth, results of operations, estimated future revenues, requirements for additional capital, future demand for and prices of commodities, expected mining sequences, business prospects and opportunities.  All statements, other than statements of historical fact, are forward-looking statements.  Such forward-looking statements reflect management’s current beliefs and are based on information currently available to management. Often, but not always, forward-looking statements can be identified by the use of words such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “predicts”, “projects”, “intends”, “targets”, “aims”, “anticipates” or “believes” or variations (including negative variations) of such words and phrases or may be identified by statements to the effect that certain actions “may”, “could”, “should”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of Franco-Nevada to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. A number of factors could cause actual events or results to differ materially from any forward-looking statement, including, without limitation: adverse fluctuations in the prices of the primary commodities that drive the Company’s revenue (gold, platinum group metals, copper, nickel, uranium, oil & gas); adverse fluctuations in the value of the Canadian, Australian and Mexican currencies, and any other currency in which the Company generates revenue, relative to the US dollar; changes in national and local government legislation, including permitting regimes and taxation policies; regulations and political or economic developments in any of the countries where the Company holds interests in mineral and oil & gas properties; influence of macroeconomic developments; business opportunities that become available to, or are pursued by us; reduced access to debt and equity capital; litigation; title disputes related to our interests or any of the properties underlying the portfolio; excessive cost escalation as well as development, operating, infrastructure or technical difficulties on any of the properties underlying the portfolio; risks and hazards associated with the business of development and mining on any of the properties underlying the portfolio, including, but not limited to unusual or unexpected geological and metallurgical conditions, slope-failures or cave-ins, flooding and other natural disasters or civil unrest; and integration of acquired assets. The forward-looking statements contained in this MD&A are based upon assumptions management believes to be reasonable, including, without limitation: the ongoing operation of the properties underlying the portfolio by the owners or operators of such properties in a manner consistent with past practice; the accuracy of public statements and disclosures made by the owners or operators of such underlying properties; no material adverse change in the market price of the commodities that underlie the portfolio; and the absence of any other factors that could cause actions, events or results to differ from those anticipated, estimated or intended.  However, there can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Franco-Nevada cannot assure investors that actual results will be consistent with these forward-looking statements and readers are cautioned that forward-looking statements are not guarantees of future performance. Accordingly, readers should not place undue reliance on forward-looking statements due to the inherent uncertainty therein. For additional information with respect to risks, uncertainties and assumptions, please also refer to the “Risk Factors” sections of our most recent Annual Information Form filed with the Canadian securities regulatory authorities on SEDAR at www.sedar.com, as well as our most recent annual MD&A. The forward-looking statements herein are made as of the date of this MD&A only and Franco-Nevada does not assume any obligation to update or revise them to reflect new information, estimates or opinions, future events or results or otherwise, except as required by applicable law.